Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

21 September 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W[redacted]
Washington D.C. 2[redacted]
United States of A

05011506

SUPPL

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE

MACQUARIE BANK LEADS CONSORTIUM TO ACQUIRE DYNO NOBEL HOLDING ASA FOR US$1.7 BILLION

19 September 2005 – A consortium of investors (***Consortium***) led by Macquarie Bank Limited (***Macquarie***), today announced it was successful in its bid to acquire Dyno Nobel Holding ASA (***Dyno Nobel Holding***) for a total consideration of approximately US$1.7 billion.

Dyno Nobel Holding is a commercial explosives company headquartered in Norway and predominantly owned by Industri Kapital, a European private equity firm.

The Consortium intends to separate Dyno Nobel Holding into two entities. The Consortium will retain the Australian and North American businesses and the 50% interest in the DetNet initiation systems joint venture (***Dyno Nobel***). In a separate and distinct agreement, Orica Limited (***Orica***) has agreed to acquire Dyno Nobel Holding's Latin American, Asian and European, Middle Eastern and African businesses for US$685 million, subject to regulatory approvals being received. Completion of the Consortium's acquisition of Dyno Nobel Holding is not conditional on the Orica sale.

The Consortium will contribute equity of US$350 million, of which Macquarie will contribute US$75 million. The remainder of the acquisition will be funded by a combination of senior and subordinated debt provided by BOS International (Australia) Limited, National Australia Bank Limited and Royal Bank of Scotland Australia and other external sources.

The Consortium will explore a range of options for Dyno Nobel, including the potential for an IPO on the Australian Stock Exchange (*ASX*) in the first half of 2006. The Consortium intends to build the future management team for the new organisation around the current excellent management team of Dyno Nobel.

Macquarie's Chief Financial Officer, Mr Greg Ward, said: "Dyno Nobel is a leading supplier of explosives in several regions of the world. The company is the number one player in North America and a top two player in Australia.

"The company and its management team have an impressive track record of growing the business, organically and through value enhancing mergers and acquisitions. As

well as benefiting from the strong end user markets in mining and construction, there are significant opportunities for further performance improvement.

"This transaction demonstrates Macquarie's ability to invest alongside its clients to assist them in achieving their strategic objectives. In particular, the transaction will facilitate the expansion of Orica's Mining Services Group, and at the same time enable a number of co-investors to participate in this exciting investment opportunity."

The impact on the Bank's Tier 1 capital during the holding period is anticipated to be a decrease of 0.5% in Tier 1 and total capital. There is no significant earnings impact arising from the period of asset ownership.

The transaction is subject to regulatory and other approvals. Completion is expected by late November 2005.

Macquarie has acted as advisor and arranger to the Consortium on the acquisition.

Overview of Dyno Nobel:

Dyno Nobel is a leading player in both the North American and Australian explosives industries.

Dyno Nobel's primary products are ammonium nitrate based bulk explosives, packaged explosives and precision initiating systems. Dyno Nobel also offers transportation and storage services, as well as shot loading and technical services, including blast design, blasting and blast management services.

The company has strong relationships with its key customers which it services through its extensive distribution network. The majority of Dyno Nobel's customers are under long term contracts and operate in the iron ore, coal and metals mining industries and the quarrying and construction sector.

Dyno Nobel has five ammonium nitrate manufacturing facilities in North America and a 50% interest in the ammonium nitrate facility in Moura, Queensland. It also has twelve bulk facilities, seven initiation systems manufacturing facilities and four centres dedicated to research and technology.

Dyno Nobel's head office will be located in Sydney, Australia.

For further information please contact:

Erica Sibree Macquarie Bank Limited Investor Relations	+612 8232 5008
Matthew Russell Macquarie Bank Limited Public Relations	+612 8232 4102

Document furnished t... ...es
Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE
BANK

MACQUARIE INCOME SECURITIES

16 September 2005 – Macquarie Bank Limited notes today the judgment in the Full Federal Court of Australia of the appeal against the decision handed down in the lower court in relation to the tax deductibility of Macquarie Income Securities (MIS) interest payments by Macquarie Finance Limited.

Macquarie is reviewing the judgment with legal counsel with a view to determine whether an appeal should be pursued.

Macquarie also notes that the effect of the judgment is limited to payments from the issue date of MIS in 1999 until June 30, 2004, the aggregate tax effect of which is approximately $40 million. Payments are no longer deductible under the debt-equity tax reforms that apply to MIS from July 1, 2004.

Macquarie notes that the Bank is fully provided against the exposure. The judgment will not impact the holders of MIS.

For further information please contact:

Greg Ward, Chief Financial Officer (02) 8232 3087
Erica Sibree, Investor Relations (02) 8232 5008

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	22 July 2005 but 27 April 2005 re Macquarie Infrastructure Group (MIG) stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	12 August 2005
No. of securities held prior to change	• 29,596 MIG stapled securities held directly by Peter Kirby; and • 13,500 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities
Number acquired	995 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.091038 per stapled security

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk14092005.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 30,591 MIG stapled securities held directly by Peter Kirby; and • 13,500 MIG stapled securities held by Bayete Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 September 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk14092005.doc

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	19 August 2005 but 25 February 2005 re Macquarie Airports ("MAP")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 August 2005
No. of securities held prior to change	23,139 MAP stapled securities
Class	Ordinary stapled securities
Number acquired	743 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.42659 per stapled security
No. of securities held after change	23,882 MAP stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of stapled securities pursuant to the Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 September 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn21092005.doc

+ See chapter 19 for defined terms.